UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2016

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated November 11, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: November 14, 2016	By:	/s/ David Schilansky
Name: David Schilansky Title: Chief Operating Officer

Exhibit 99.1

Press Release

Montrouge, France, November 11, 2016

DBV Technologies Announces Poster

Presentations at the 2016 American

College of Allergy, Asthma, and

Immunology Meeting

DBV Technologies (Euronext: DBV – ISIN: FR0010417345—Nasdaq Stock Market: DBVT), today announced the presentation of two posters on its Viaskin Peanut development program at the American College of Allergy, Asthma, and Immunology (ACAAI) 2016 meeting in San Francisco, CA, November 10 to 14, 2016.

Viaskin Peanut is currently being investigated for the treatment of peanut allergy in a Phase III program. The Viaskin technology is based on epicutaneous immunotherapy (EPIT), a proprietary technology platform that can deliver biologically active compounds to the immune system through the skin.

“Monitoring Viaskin Peanut Treatment Progression with a Biomarker-Based Model” (P269) highlighted additional data from DBV’s proprietary biomarker model, which aims to predict patients’ cumulative reactive dose (CRD) during an oral food challenge to peanut. Based on clinical data from the VIPES and OLFUS-VIPES trials, results show that predicted tolerance levels correlate with the outcome of oral food challenges to peanut during the studies. Poster #269 was presented by Dr. Luis Salmun, Vice President, Medical Affairs, DBV Technologies, on Friday, November 11, at 3:40 PM PST. DBV’s biomarker-based model program is being developed to provide physicians with an additional tool to monitor treatment progression with Viaskin Peanut.

“What happens when epicutaneous immunotherapy ends” (P273) was presented by Megan Ott Lewis, MSN, RN, CPNP, Children’s Hospital of Philadelphia, on Friday, November 11, at 4:20 PM PST. In this single-center assessment, 15 peanut-allergic patients under investigation of treatment with Viaskin Peanut reported satisfaction from participating in the OLFUS-VIPES study, as well as no or low interference with daily activities. A majority of patients reported a statistically significant improvement in quality of life as measured by the Food Allergy Quality of Life Questionnaire (FAQLQ). The poster also highlighted that 80% of patients have reintroduced peanut into their diets without any severe reactions or persistent symptoms.

Both abstracts have been published online in a supplement to the November issue of Annals of Allergy, Asthma & Immunology, ACAAI’s scientific journal http://www.annallergy.org/.

About the VIPES Phase IIb Study

The VIPES (Viaskin Peanut’s Efficacy and Safety) trial was a double-blind, placebo-controlled, multi-center clinical trial conducted at 22 sites in North America and Europe. 221 peanut-allergic subjects were randomized 1:1:1:1 into four treatment arms to evaluate three doses of Viaskin Peanut, 50 µg, 100 µg and 250 µg, compared to placebo. Each patient underwent two DBPCFCs: one at screening and one after 12 months of treatment. The challenge was halted once the subject exhibited an objective allergic symptom. Patients in VIPES received a daily application of the Viaskin Peanut patch over 12 months. Each patch was applied for 24 hours on the upper arm for adults (age 18-55) and adolescents (age 12-17) or on the back of children (age 6-11). The primary efficacy endpoint was the percentage of treatment responders for each active treatment group compared to placebo. With Viaskin Peanut 250 µg, 53.6% of children were observed to respond to treatment compared to a 19.4% response rate in the placebo group (p=0.008). The compliance rate was more than 97% across all cohorts, the dropout for related adverse events was less than 1%, and there were no reported serious adverse events or epinephrine injection related to treatment.

About the OLFUS-VIPES Study

OLFUS-VIPES (Open-Label Follow-Up Study-Viaskin Peanut’s Efficacy and Safety), or OLFUS, enrolled 171 subjects who had previously received either placebo or one of three 12-month dose regimens administered during VIPES. During the first year of OLFUS, patients were to receive a daily application of Viaskin Peanut 50 µg or Viaskin Peanut 100 µg or Viaskin Peanut 250 µg for 12 months. According to a study protocol change implemented in March 2014, all patients were switched to receive Viaskin Peanut 250 ?g during OLFUS. All patients in OLFUS maintained a peanut-free diet during the study. Baseline response levels in OLFUS were based on the results of the last double-blind, placebo controlled food challenge (DBPCFC) in VIPES, and adjusted by the number of patients enrolling in OLFUS. Responders in the OLFUS trial were defined as subjects with a peanut protein eliciting dose equal to or greater than 1,000 mg peanut protein or with a greater than 10-fold increase of the eliciting dose compared to their baseline eliciting dose observed in the VIPES study. Patients enrolled in OLFUS who received placebo in VIPES were analyzed separately from subjects who initially received Viaskin Peanut. At month-24 in OLFUS, patients who were unresponsive to a cumulative dose above 1,440 mg were eligible to discontinue study drug for two months while maintaining a peanut-free diet. Patients who opted to enter into this additional period performed a DBPCFC at month-26 to assess durability of response.

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases.

DBV Technologies has global headquarters in Montrouge, France and New York, NY. Company shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the potential safety and efficacy of Viaskin Peanut and statements reflecting management’s expectations for clinical development of our product candidates and the commercial potential of our product candidates. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contact

Susanna Mesa

Senior Vice President, Strategy

+1 212-271-0861

susanna.mesa@dbv-technologies.com

Media Contact

Erinn White, Centron PR

+1-646-722-8822

ewhite@centronpr.com

Media Contact Europe

Caroline Carmagnol, Alize RP, Relations Presse

+33 (0)6 64 18 99 59

caroline@alizerp.com